 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* SCP Private Equity Partners II, L.P. (Last) (First) (Middle) 435 Devon Park Drive Building 300 (Street) Wayne, PA 19087 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol USDATA Corporation (USDC) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/01/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

     Form filed by One Reporting Person
X   Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	10/01/2002		P		26,746	A	(FN1)	1,029,928	D	(FN3)
Common Stock	10/01/2002		P		1,003,182	A	(FN1)	1,029,928	D	(FN3)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Series C-1 Preferred Stock	(FN2)	09/30/2002		P		21,250		Presently	None	Common Stock	425,000 (FN2)	(FN1)	75,000	D	(FN3)
Warrant to Purchase Series C-2 Preferred Stock	$40.00 per share	09/30/2002		P		(FN1)		Presently	03/30/2011	Common Stock	212,500 (FN2)	(FN1)	(FN1)	D	(FN3)
Series A Preferred Stock	(FN2)	10/01/2002		P		50,000		Presently	None	Common Stock	268,100 (FN2)	(FN1)	50,000	D	(FN3)
Series B Preferred Stock	(FN2)	10/01/2002		P		132,500		Presently	None	Common Stock	490,257 (FN2)	(FN1)	265,000	D	(FN3)
Explanation of Responses:

(FN1)On September 30, 2002, SCP Private Equity Partners II, L.P. ("SCP") purchased 21,250 shares of the Series C-1 Preferred Stock of the Issuer (the "Series C-1 Preferred") at a purchase price of $40.00 per share, and in connection with such purchase, received a warrant from the Issuer, for no additional consideration, to purchase 10,625 shares of the Series C-2 Preferred Stock of the Issuer (the "Series C-2 Preferred") at an initial exercise price of $40.00 per share, subject to adjustment upon the occurrence of certain events. On October 1, 2002, SCP purchased 26,746 shares of Common Stock of the Issuer (the "Common Stock") for an aggregate purchase price of $4,612. On October 1, 2002, SCP also purchased the following securities for an aggregate purchase price of $300,000 (a) 322,405 shares of Common Stock and 50,000 shares of Series A Preferred Stock of the Issuer (the "Series A Preferred") from Safeguard Delaware, Inc., (b) 680,777 shares of Common Stock from Safeguard Scientifics (Delaware), Inc., (c) 132,500 shares of Series B Preferred Stock of the Issuer (the "Series B Preferred") from Safeguard 2000 Capital, L.P.; and (d) warrants to purchase 5,300,000 shares of Series A-2 Preferred Stock of eMake Corporation.
(FN2) Subject to increase for dividends and dilutive issuances, (a) each share of Series A Preferred is convertible into approximately 4.30 shares of Common Stock; (b) each share of Series B Preferred is convertible into approximately 3.28 shares of Common Stock; and (c) each share of Series C-1 Preferred and Series C-2 Preferred is convertible into 20 shares of the Common Stock. The 50,000 shares of Series A Preferred acquired by SCP have accrued dividends as of August 31, 2002 that entitle SCP to receive an aggregate of 268,100 shares of Common Stock for such shares upon conversion of the Series A Preferred owned by SCP. The 132,500 shares of Series B Preferred acquired by SCP have accrued dividends as of August 31, 2002 that entitle SCP to receive an aggregate of 490,257 shares of Common Stock for such shares upon conversion of the Series B Preferred.
(FN3)For purposes of Section 16 reporting, SCP is deemed to be a direct beneficial owner of the derivative securities of the Issuer disclosed herein. SCP Private Equity II, LLC (the "Manager") is deemed to be an indirect beneficial owner of the derivative securities of the Issuer disclosed herein because of a contractual agreement with SCP which grants the Manager the power to make voting and investment decisions regarding the securties held by SCP.

JOINT FILER INFORMATION

Name:                           SCP Private Equity II, LLC

Adress:                         435 Devon Park Drive, Building 300
                               Wayne, Pennsylvania 19087

Designated Filer:               SCP Private Equity Partners II, L.P.

Issuer & Ticker Symbol:         USDATA Corporation (USDC)

Statement for Month/Day/Year:   October 1, 2002

Signature:                      By:    /s/ Winston J. Churchill
                                       ---------------------------
                               Name: Winston J. Churchill
                               Title: a manager

By: /s/ Winston J. Churchill October 1, 2002 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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